UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 6, 2023

Commission File Number 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors and Officers – Changes to Membership

Resignation of a Director

Mr. Xiaodong ZHANG

The board of directors (the “Board”) of Integrated Media Technology Limited (the “Company”) received the letter of resignation from Mr. Xiaodong ZHANG (“Mr. Zhang”), the co-CEO and executive director of the Company, with effect on June 6, 2023. Mr. Zhang resigned as a director of the Company. Mr. Zhang’s resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

Mr. Zhongqing YANG

On the same date, the Board of the Company received the letter of resignation from Mr. Zhongqing YANG (“Mr. Yang”), an independent non-executive Chairman of the Company, with effect on June 6, 2023. Mr. Yang resigned as a director of the Company and ceased to be a member of the Audit Committee and a member of the Nomination and Remuneration Committee. Mr. Yang’s resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Messrs. Zhang and Yang to the Company.

Appointment of Chief Executive Officer

Dr. Megat Radzman Bin Megat Khairuddin

On May 5, 2023, the Company appointed Dr. Megat Radzman Bin Megat Khairuddin (“Dr. Megat”) as Co-Chief Executive Officer of the Company sharing the CEO duties with Mr. Zhang. With the departure of Mr. Zhang, Dr. Megat will be promoted and assume the role as the CEO of the Company.

Appointment of Company Secretary

Byron Tan

On June 6, 2023, the Company appointed Mr. Byron Zhiyun Tan (“Mr. Tan”) as Company Secretary replacing Ms. Jennifer Zhong who resigned on the same date. Mr. Tan is a partner in his own business consulting services firm in Sydney, Australia. He has over 10 years of experience providing business and tax advisory services to large & SME corporates and high-net-worth individuals. He has also worked as Financial Controller of a large private company. Mr. Tan specializes in Business Advisory, Cloud and Business Systems, Strategic Advisory, Corporate Finance & Advisory, Tax Advisory and R&D Incentives and Advisory.

Mr. Tan is a member of Certified Practicing Accountant, Australia (CPA). He is also a Chartered Tax Adviser (CTA) and a Registered Tax Agent in Australia. Mr. Tan received a Master of Business Administration majoring in Accounting and Management from the University of Technology, Sydney. He received a Bachelor of Environmental Engineering from the University of Hunan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 6, 2023

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Chief Executive Officer

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